UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

KNOT Offshore Partners LP

File No. 333-186947 - CF#29233

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KNOT Offshore Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on February 28, 2013.

Based on representations by KNOT Offshore Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through February 28, 2023
Exhibit 10.12	through February 28, 2023
Exhibit 10.13	through April 30, 2014
Exhibit 10.14	through May 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel